TaskCause

Software | Main Street | Technology | Sharing Economy | Marketplace

A new way for nonprofit organizations to reach and serve their communities.

TASKCAUSE.COM MILWAUKEE WISCONSIN



One day, I helped my friend replace a water boiler and he was adamant about paying. But I didn't do it for the money and I was happy to help. So I suggested that he pay it forward or donate the money to a nonprofit. At that moment, I realized there was an opportunity for people to help one another not to profit but to support a community cause.

Sang Woo Nam CEO/FOUNDER @ TaskCause

Why you may want to support us...

1. We're limited to attending volunteer events and donating money to support nonprofits.
2. TaskCause is a way for you to give back by helping others in your community.
3. MVP TaskCause app launched January 2020 with ongoing improvements.

Why investors ❤ us

WE'VE RAISED $214,700 SINCE OUR FOUNDING

I have known sang for about 15 years. I have never met someone who at such a young age was so passionate and diligent about achieving business goals that he has set. Most people in their early 20's do not have the tenacity or mental discipline to risk so much and start a company of this magnitude. His willingness to take risks on something that he is so passionate about is inspiring. I have spoken with Sang about Taskfriend Which is now TaskCause throughout his journey and each time we talk he has a stronger plan and new ideas. He is constantly working to make this a successful venture and based on his spirit and the passion he has to help people I see no reason that it won't succeed. He... read more

Frederick Barton
Investor

He is a determined and hard working individual with good business acumen, who despite being younger, has accomplished more than me with his businesses.

Peter Seo

I have known Sang Woo for several years, and he is a hardworking individual. Once he sets his mind on a goal, he works his hardest to achieve it, and doesn't stray until his work is complete.

Joseph Choi

SEE MORE

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Sang Woo Nam
CEO/FOUNDER
Bootstrapped TaskCause with personal investments and time commitments up to this point.
in



Salman Ali
COO
Data Scientist at Accenture. University of Chicago alumni. Consulting and implementing processes for TaskCause.
in



Serguei Vassiliev
Software Architect
IT Manager/Solution Architect at Ryder System, Inc. Consulting and providing software architect solutions for TaskCause.
in



Pavel Vaseanovici
Senior Software Engineer
Responsible for developing the TaskCause app.
in



Stan Chibashov
Security and System Architecture
Responsible for securing the company's IP and implementing UI/UX of the TaskCause app.
in



Maria Gaytan-Garcia
Social Media Manager
Working to convey our company's vision and message to the world.
in

Downloads

- onmilwaukee-liftdigital-media-kit-2018131.pdf
- TaskCause Deck 5-12.pdf

TaskCause


GIVING BY DOING™

The Problem

When it comes to donating, we're traditionally limited to giving money or attending volunteer events. We believe that people want to give back to their community but face a difficult time getting involved.

The Solution: TaskCause

Nonprofit organizations provide supporters a new way to give back through Giving By Doing with TaskCause. You're now able to donate your time and skills to help friends and family with tasks such as delivering packages, mowing lawns, walking dogs, assembling furniture and more to raise awareness and funding for your nonprofit cause.

With TaskCause, make a difference *on your own terms*.

How It Works

1. TaskCause helps nonprofit organizations **on-board volunteers** onto the TaskCause app and **help find people** who need local tasks done such as lawn mowing, dog walking, package delivery, and more.

2. People pay to **get local tasks done** and **learn about the nonprofit cause** by connecting with volunteering fundraisers.

3. After completion of each task, the proceeds are **sent directly to the nonprofit** organization. There are no fees for users paying for a task.

TaskCause is a digital marketing strategist for nonprofit organizations wanting to better reach their communities. We focus on Giving By Doing as a new and genuine way to make an impact and we offer a variety of optional consulting packages to make this happen. Through partnerships with media companies and more, we're looking to help nonprofits increase both their local and online presence.


1. TaskCause onboards volunteers
2. Volunteers complete local tasks
3. Funding & awareness raised for nonprofit

Where Are We Now?

The founder has invested time and money to bring together **world class engineers to build TaskCause** which is **live today** and can be found on the iOS App Store, Google Play Store, and on the mobile browser.

We have on-boarded and signed an agreement with 10 non-profit organizations with more in discussion to raise funds on the TaskCause app. We're now looking to start a pilot program by providing consulting to nonprofit organizations for rolling out a mobile volunteer-fundraising campaign.

TaskCause has partnered with a media company called LIFT Digital, the publisher of OnMilwaukee, an online lifestyle magazine. Co-founder, Jeff Sherman, has joined the company's board of directors April 2020 and LIFT Digital will provide TaskCause advertising, voice, community, and audience as well as strategy as a true investor partner.

Partnered Organizations

RESCUE CHICAGO · Erika's Lighthouse (A Beacon of Hope for Adolescent Depression) · BATMAN4PAWS · hellobaby · gamerosity · OnMilwaukee

What Are Different Ways to Use TaskCause?

People can use TaskCause in three simple ways:

1) Request help. We believe that everyone could use help with something in their lives. With TaskCause, people can broadcast a message to others that they're willing to spend money to get something done. Find local and affordable for anything you need.

2) Volunteer. We believe that people want to be involved in their community but can't often make it to volunteer events nor have money to donate. With TaskCause, start Giving By Doing as volunteer fundraisers to raise money for nonprofit causes.

3) Earn money. Everyone could use some extra money because people have a cause of their own. Submit an offer as an independent contractor. This information is made transparent to the task requester and upon completion, all proceeds are sent directly to you, the service provider.


Complete tasks as volunteer fundraisers to raise awareness and funding for nonprofits.
TaskCause
My Causes
Browse Causes
Receive alerts on new task requests near you.
Request a task you need done.

Business Model

TaskCause charges a **5% fee on all receiving payments.** There are no fees for using the app to pay for a task.

With TaskCause, nonprofits are giving people the ability to donate their time to make a difference in their local community. But simply enabling this tool does not mean people will know about it or know how to take action.

The primary way we're looking to make money is by consulting as digital marketing strategists for nonprofits rolling out Giving By Doing with TaskCause in their organizations. We believe that Giving By Doing is the most genuine way to raise local awareness because people value time and effort over money.

When someone goes out of their way to make a difference despite knowing they won't gain personally or financially, it speaks volume to why they did it. It uplifts the cause they're trying to highlight. Giving By Doing inspires community members who might've not known about the cause to become passionate supporters.

TaskCause is looking to create a business by providing software and consulting services to roll this out to the 1.5 million nonprofit organizations in the United States. By helping nonprofits roll out a Giving By Doing campaign, TaskCause will be helping to reconnect local communities while raising awareness and funding for nonprofit organizations.


1.5 million charitable nonprofits in the United States feed, heal, shelter, educate, nurture, and inspire communities by serving local needs.
12.3 M Employees
+
64 M Board Members & Volunteers
+
10+ M Donors
Revenue Source for Charitable Nonprofits
Most nonprofits are relatively small: 97% of nonprofits have budgets of less than $5 million annually, 92% operate with less than $1 million a year, and 88% spend less than $500,000 annually for their work. Most nonprofits have limited reserves—about 50% have less than one month of cash reserves.
49% earned private fees for services
31.8% earned government grants/contracts
19.2% donated funds
Creating the RIGHT Circumstances
95% of donors wish to give more to charity under the right financial circumstances.
46% of donors wait until expenses and needs are met before donating.
Concerns from Donors
53% Overwhelmed with the amount of charitable giving requests.
75% Measure personal finances and the ability to donate.
21% Find it hard to keep track of donations over an entire year for tax deductions.
17% Support certain causes, but do not know where to donate.
References
Fidelity Charitable . "Overcoming Barriers to Giving." 2017. PDF.
National Council of Nonprofits . "Nonprofit Impact Matters: How America's Charitable Nonprofits Strengthen Communities and Improve Lives." 2019. PDF.

What's Next?

With your investment, we'll be able to **continue software development** of the TaskCause app. These are the major milestones we're looking to hit:

-Share task request after posting. We want to make as easy as possible for users to share the task they requested to their social media pages. This will allow TaskCause users to let their friends and family know to hop on the TaskCause app to complete their task to support a nonprofit *or* to earn money.

-Find friends by syncing contacts. We want to make it as easy as possible for users to sync their contacts and social media pages to find friends and family that already have a TaskCause account and allow them to invite those that don't.

-Add more payment methods. We want to give users the convenience of paying with more than just Credit and Debit Card. This involves Bank Account, Paypal, Google Pay, Apple Pay, and more!

-Add more receiving methods. We want to give users the convenience of receiving payments with more than just Venmo and Bank Account. This involves Paypal, Debit Card, and more!

-Add more task categories. We want to give users more task request categories to provide them a template for easily posting a task and conveying what they need done.

-Make improvements to the desktop webapp

We're also looking to **build a business** around the TaskCause app. We're going to accomplish this by hiring a sales team that'll contact nonprofit groups including but not limited to regional and national nonprofit organizations, university fraternities and sororities, churches, school booster clubs, university student organizations, and more that want to participate in volunteer fundraising through the TaskCause mobile app.

Why Invest?

1. Supporting a new way to give.

With TaskCause, you're now able to get involved in a whole new way through Giving By Doing and you're no longer limited to attending volunteer events and donating money. Instead, you now have the option to donate your time and skills on your own terms.

2. Weak as individuals. Strong as a group.

As individuals, we don't have the time, knowledge, or the resources to accomplish everything by ourselves. With TaskCause, we're now able to find others nearby that can help with anything we need.

3. We all have a cause.

We all have a cause we want to support and TaskCause makes it easier for us to support them. Whether you're supporting your local church, a cancer research organization, or earning money to support your own cause, we all have a purpose for why we do, what we do.

4. TaskCause is the first to market.

We believe that no other company is focusing on scaling the concept of Giving By Doing where people can complete tasks for others in their local community to raise awareness and funding for their cause. With your help, we can quickly scale and leverage the first market mover advantage.

We look forward to having you join our company as an investor. Thank you for supporting our mission!

Investor Q&A

— COLLAPSE ALL

What does your company do?

TaskCause mobilizes Giving By Doing™ allowing nonprofit organizations to start a volunteer fundraising campaign. With TaskCause, nonprofits are providing you a new way to get involved in your community. We call it "Giving By Doing" where you donate your time to complete local tasks such as lawn mowing or furniture assembling to raise awareness and funding for nonprofit causes.

Where will your company be in 5 years?

In 5 years, we envision a world where people value volunteering and being engaged in their local communities for the purpose of supporting a shared cause. A world where people feel compelled to help one another not because they want to make money but because they want to do good in the world.

Why did you choose this idea?

One day, I helped my friend replace a water boiler and he was adamant about paying. But I didn't do it for the money and I was happy to help. So I suggested that he pay it forward or donate the money to a nonprofit. At that moment, I realized there was an opportunity for people to help one another not to profit but to support a community cause.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

COVID19 has created an environment where it's never been a better time for you to get involved in your community to support those that are in need during these difficult times.

The pandemic has created a situation where it is dangerous for you to be involved in large groups of people which means it's difficult to volunteer without significantly risking your health.

With TaskCause, stay protected by taking a one-on-one approach to help people in your community and support nonprofits without being mixed into large groups of people in confined areas.

How far along are you? What's your biggest obstacle?

We've started the development of the TaskCause app in October 2019 and launched an MVP version on January 2020 on both iOS and Google Play stores. Since then, we have continued to make significant improvements to the app, added functionalities, and continue to make improvements today.

As of April 2019, we've made TaskCause available on a web browser accessible via app.taskcause.com. This allows people to access TaskCause on their mobile devices through a web browser before downloading the app. This website can also be accessed on a desktop computer but is not yet optimized for it.

Our biggest obstacle will be proving that Giving By Doing™ is something people want to do and convince nonprofits to roll it out in their organizations.

Who competes with you? What do you understand that they don't?

There are other fundraising platforms like GoFundMe but we believe that TaskCause is the only company focused on promoting both the act of Giving By Doing™ and direct donations instead of solely on direct donations.

There are also gig economy platforms like TaskRabbit and Handy that provide local services and "hire" their contractors by requiring them to submit applications, background checks, interviews, and more.

Unlike our competitors, TaskCause is simply a place for people to connect and work together towards a cause.

We're not hiring contractors and we're not providing local services. We're only providing tools for people to connect and creating transparency for them to make better decisions.

How will you make money?

TaskCause charges a 5% processing fee on all receiving payments. There are no fees for using the app to pay for a task.

With TaskCause, nonprofit organizations are giving people the ability to donate their time to make a difference on their own terms. But simply enabling this tool does not mean people will know about it or know how to take action.

The primary way we're looking to make money is by providing consulting to nonprofits as a full service digital marketing strategists in helping roll out Giving By Doing for their organizations. TaskCause helps nonprofits on-board volunteers onto the app, find people that need tasks done locally, find new supporters, and overall strengthen their presence in the local community.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

With TaskCause, people are required to put in time and effort to support a cause. It's much easier to enter in a credit card and donate money directly.

In order for our company to succeed, we will have to successfully influence community leaders to start Giving By Doing and start leading by example. This will inspire other members of the community to join and also participate in this new form of giving.